Exhibit 99.1

Press Release

HARVEST OPERATIONS CORP. ANNOUNCES U.S. $630 MILLION
2.125% SENIOR NOTE OFFERING AND PRICING

CALGARY, ALBERTA – MAY 7, 2013: Harvest Operations Corp. (“Harvest” or the “Company”) (TSX: HTE.DB.G) is pleased to announce that it has agreed to issue and sell U.S.$ 630 million senior unsecured notes due 2018 with a coupon rate of 2.125% (the “Notes”), at an issue price of 99.637% . The Notes have been rated A1/A+ by Moody’s Investors Service and Standard & Poor’s Rating Services, respectively.

The Notes will be unconditionally and irrevocably guaranteed by Harvest’s parent company Korea National Oil Corporation (“KNOC”). Closing of the offering is expected on May 14, 2013.

Barclays Capital, HSBC, Bank of America Merrill Lynch and The Royal Bank of Scotland acted as joint bookrunners and lead managers for the offering.

Application has been made for the listing and quotation of the Notes on the Singapore Exchange Securities Trading Limited.

Harvest intends to use the net proceeds of the offering to repay in full Harvest’s borrowings of U.S. $390 million under its U.S. $400 million senior unsecured credit facility entered into effective March 14, 2013,and to partially repay outstanding balances under Harvest’s revolving credit facility.

The Notes have not been registered under the Securities Act of 1933, as amended (the “Act”), and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements under the Act. The offering will be made solely by means of a private placement either to qualified institutional buyers pursuant to Rule 144A under the Act, or to certain persons outside of the United States pursuant to Regulation S under the Act.

This press release is neither an offer to sell nor a solicitation of an offer to buy any security and shall not constitute an offer, solicitation or sale of any security in any jurisdiction in which such offering, solicitation or sale would be unlawful.

ADVISORY

Certain information in this press release, including management's assessment of future plans and operations, contains forward-looking information that involves risk and uncertainty. Such risks and uncertainties include, but are not limited to, risks associated with: imprecision of reserve estimates; conventional oil and natural gas operations; the volatility in commodity prices and currency exchange rates; risks associated with realizing the value of acquisitions; general economic, market and business conditions; changes in environmental legislation and regulations; the availability of sufficient capital from internal and external sources; and, such other risks and uncertainties described from time to time in Harvest's regulatory reports and filings made with securities regulators.

Forward-looking statements in this press release may include, but are not limited to, the expected date of closing of the offering. For this purpose, any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements often contain terms such as "may", "will", "should", "anticipate", "expects" and similar expressions.

HARVEST OPERATIONS CORP.
PRESS RELEASE	Page 2of 2	May 7, 2013

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Harvest assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

CORPORATE PROFILE

Harvest is a wholly-owned, subsidiary of KNOC. Harvest is a significant operator in Canada’s energy industry offering stakeholders exposure to an integrated structure with the exploration, development and production of crude oil and natural gas (Upstream), an oil sands project under construction and development in northern Alberta (BlackGold) and refining and marketing of distillate, gasoline and fuel oil (Downstream) segments. Harvest's outstanding debentures are traded on the TSX under the symbol HTE.DB.G.

KNOC is a state owned oil and gas company engaged in the exploration and production of oil and gas along with the storage of petroleum resources. KNOC will fully establish itself as a global government-run petroleum company by applying ethical, sustainable and environment-friendly management and by taking corporate social responsibility seriously at all times. For more information on KNOC, please visit their website at www.knoc.co.kr/ENG/main.jsp.

INVESTOR & MEDIA CONTACTS:
Kari Sawatzky, Manager, Investor Relations
Email: information@harvestenergy.ca
Toll Free Investor Mailbox: (866) 666-1178
2100, 330 – 5th Avenue S.W.
Calgary, AB Canada T2P 0L4
Website: www.harvestenergy.ca